

November 30, 2016

<u>Via E-mail</u>
Thomas Lacey
Chief Executive Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

      Re: Tessera Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 22, 2016
              File No. 0-50460

Dear Mr. Lacey:

     We refer you to our comment letter dated November 1, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance